UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293614 103

(CUSIP Number)

AstraZeneca PLC

Attn: Adrian Kemp

1 Francis Crick Avenue

Cambridge CB2 0AA

United Kingdom

+44 20 3749 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293614 103	Page 2 of 16 Pages

1		NAME OF REPORTING PERSONS AstraZeneca PLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,164,855 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,164,855 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,855 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.

(2)         Based upon 13,074,286 shares of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated September 25, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

2

CUSIP No. 293614 103	Page 3 of 16 Pages

1		NAME OF REPORTING PERSONS AstraZeneca AB
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,164,855 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,164,855 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,855 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.

(2)         Based upon 13,074,286 shares of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the Issuer’s initial public offering, as reported in the Final Prospectus filed with the SEC on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

3

CUSIP No. 293614 103	Page 4 of 16 Pages

Item 1.                                 Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 35 Gatehouse Drive, Waltham, Massachusetts 02451.

Item 2.                                 Identity and Background

(a)                                 This Statement is being filed on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca AB, a company organized under the laws of Sweden (“AstraZeneca AB” and, together with AstraZeneca, the “Reporting Persons”).

(b)                                 The principal business address of AstraZeneca is 1 Francis Crick Avenue, Cambridge, CB2 0AA, United Kingdom, and the principal business address of AstraZeneca AB is SE-151, 85 Sodertalje, Sweden.

(c)                                  The Reporting Persons are members of a global science-led biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The directors and executive officers of AstraZeneca AB are set forth on Schedule I, attached hereto. The information with respect to the directors and officers of AstraZeneca will be provided by amendment to this Statement, to be filed as soon as reasonably practicable.  Schedule I sets forth the following information with respect to each such person:

(i)                                     name;

(ii)                                  business address;

(iii)                               position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)                              citizenship.

(d) – (e)      During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.                                 Source and Amount of Funds or Other Consideration

AstraZeneca, through its wholly-owned subsidiary, AstraZeneca AB, acquired from the Issuer 246,666 shares of Common Stock in the Issuer’s initial public offering (the “IPO”) at the public offering price of $15.00 per share. The IPO was completed on September 28, 2018.  The total consideration paid by AstraZeneca AB for these shares was $3,699,990, and such consideration was obtained from the available cash resources of AstraZeneca AB.

CUSIP No. 293614 103	Page 5 of 16 Pages

Upon the closing of the IPO, AstraZeneca AB also acquired 1,616,166 shares of Common Stock that were issued upon conversion of 33,499,900 shares of series A preferred stock of the Issuer (the “Series A Preferred Stock”) owned by AstraZeneca AB. The number of shares of Common Stock issued upon conversion of the Series A Preferred Stock reflected the application of the applicable conversion ratio as set forth in the Issuer’s amended and restated certificate of incorporation in effect immediately prior to the closing of the IPO. The Series A Preferred Stock was convertible at any time at the option of AstraZeneca AB and converted automatically, without payment of consideration, upon closing of the IPO. The consideration for the shares of Series A Preferred Stock owned by AstraZeneca AB consisted of property and equipment, clinical materials, intellectual property and cash which was obtained from the available cash resources of AstraZeneca AB.

Also upon closing of the IPO, AstraZeneca AB acquired 302,019 shares of Common Stock in satisfaction of the Issuer’s obligation to pay all accrued and unpaid dividends on the Series A Preferred Stock (the “Series A Dividends”) at the time the Series A Preferred Stock converted into common stock. The number of shares of Common Stock issued to AstraZeneca AB in satisfaction of the obligation to pay the accrued and unpaid Series A Dividends was determined based on the IPO price of the Common Stock, as set forth in the Issuer’s amended and restated certificate of incorporation in effect immediately prior to the closing of the IPO. The issuance of Common Stock in payment of the Series A Dividends occurred upon closing of the IPO without the payment of any consideration by AstraZeneca AB.

AstraZeneca AB also acquired four shares of Common Stock that were issued upon conversion of 100 ordinary shares of the Issuer owned by AstraZeneca AB in connection with the Issuer’s spin-out from AstraZeneca AB, which occurred in May 2015. The total consideration paid by AstraZeneca AB for these shares was $100, and such consideration was obtained from the available cash resources of AstraZeneca AB.

Item 4.                                 Purpose of Transaction

The Issuer was spun out from AstraZeneca AB in May 2015, at which time the Issuer entered into a Business Transfer and Subscription Agreement (the “Business Transfer Agreement”) with AstraZeneca AB, AstraZeneca UK Limited and AstraZeneca Pharmaceuticals LP, which was amended and restated in March 2016 and further amended in August 2017 and January 2018.  Under the Business Transfer Agreement, the Issuer obtained, among other things, worldwide rights to the drugs ETX2514, ETX0282 and zoliflodacin.  Pursuant to the terms of the Business Transfer Agreement, AstraZeneca AB purchased 33,499,900 A preference shares (subsequently exchanged for shares of Series A Preferred Stock) in consideration for property and equipment, clinical materials, intellectual property and net cash proceeds of $23.3 million. The Issuer also agreed to pay AstraZeneca a one-time milestone payment of $5.0 million within three months of achieving a specified cumulative net sales milestone for ETX2514. This milestone payment will be automatically waived should the Issuer’s common stock trade on Nasdaq at or above a specified price at the time the Issuer achieves such specified cumulative net sales milestone for ETX2514, subject to adjustment for share splits, dividends and other similar events. The Issuer is also obligated to pay AstraZeneca AB a one-time milestone payment of $10.0 million within two years of achieving the first commercial sale of zoliflodacin. Following the achievement of either milestone, the Issuer may not pay dividends or make other distributions to any of its stockholders until the applicable milestone payment has been paid in full. If the Issuer’s board of directors deems the milestone payment obligation related to zoliflodacin to be significantly burdensome, AstraZeneca AB is required to explore in good faith modifications to the timing of such payment. At the Issuer’s election, either milestone payment may be paid in cash, shares of Common Stock, or a combination of cash and stock. Additionally, the Issuer is obligated to pay AstraZeneca AB certain royalties on sales of ETX2514 and zoliflodacin. The Issuer is required to use diligent efforts to achieve the first commercial sale of zoliflodacin and to commercialize, market, promote and sell zoliflodacin and ETX2514.  Under the Business Transfer Agreement, the Issuer also granted AstraZeneca AB a non-exclusive, non-transferrable license to use the transferred intellectual property solely for internal research and development purposes unrelated to the field of small molecule anti-infectives. The amended and restated Business Transfer Agreement and the amendments thereto are incorporated by reference to Exhibits 10.1, 10.2 and 10.3 of the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-226920) filed with the SEC on September 18, 2018.

CUSIP No. 293614 103	Page 6 of 16 Pages

In connection with the IPO, AstraZeneca AB entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 2, with Credit Suisse Securities (USA) LLC and BMO Capital Markets Corp. (in their capacity as representatives of the several underwriters for the IPO (the “Representatives”). Pursuant to the Lock-Up Agreement, AstraZeneca AB has agreed that for a period of 180 days following the date of the Final Prospectus, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any  of the Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or other such securities, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

CUSIP No. 293614 103	Page 7 of 16 Pages

Percent of class:

AstraZeneca	16.6%
AstraZeneca AB	16.6%

The percentage ownership was calculated based upon 13,074,286 of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the IPO, as reported in the Final Prospectus filed with the SEC on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

(ii)	Shared power to vote or to direct the vote:

AstraZeneca	0 shares
AstraZeneca AB	0 shares

(iii)	Sole power to dispose or to direct the disposition of:

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

(iv)	Shared power to dispose or to direct the disposition of:

AstraZeneca	0 shares
AstraZeneca AB	0 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c)                                  Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

CUSIP No. 293614 103	Page 8 of 16 Pages

Item 7.                                 Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among AstraZeneca PLC and AstraZeneca AB.
Exhibit 2	Lock-Up Agreement, dated as of August 15, 2018, between AstraZeneca AB and the Representatives
Exhibit 3

Amended and Restated Business Transfer and Subscription Agreement, dated as of March 29, 2016, by and among AstraZeneca AB, AstraZeneca UK Limited, AstraZeneca Pharmaceuticals LP, Entasis Therapeutics Inc. and Entasis Therapeutics Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-226920) filed with the SEC on September 18, 2018)

Exhibit 4

Amendment to Amended and Restated Business Transfer and Subscription Agreement, dated as of August 28, 2017, by and among AstraZeneca AB, AstraZeneca UK Limited, AstraZeneca Pharmaceuticals LP, Entasis Therapeutics Inc. and Entasis Therapeutics Limited (incorporated by reference to Exhibit 10.2 of the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-226920) filed with the SEC on September 18, 2018)

Exhibit 5

Amendment No. 2 to Amended and Restated Business Transfer and Subscription Agreement, dated as of January 30, 2018, by and among AstraZeneca AB, AstraZeneca UK Limited, AstraZeneca Pharmaceuticals LP, Entasis Therapeutics Inc. and Entasis Therapeutics Limited (incorporated by reference to Exhibit 10.3 of the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-226920) filed with the SEC on September 18, 2018)

CUSIP No. 293614 103	Page 9 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2018	ASTRAZENECA PLC

	By:	/s/ Katie Jackson-Turner
Name: Katie Jackson-Turner
Title: Authorized Signatory

Date: October 5, 2018	ASTRAZENECA AB

	By:	/s/ Christina Eriksson
Name: Christina Eriksson
Title: Authorized Signatory

CUSIP No. 293614 103	Page 10 of 16 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of AstraZeneca AB are set forth below.  Unless otherwise noted, each of these persons have as their business address SE-151, 85 Sodertalje, Sweden.

Name	Position with AstraZeneca AB	Principal Occupation and, if not employed by AstraZeneca AB, Name, Principal Business and Address of Employer	Citizenship
Pascal Soriot	Chair of the Board	Executive Director and Chief Executive Officer, AstraZeneca PLC 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	French
Katarina Ageborg	Managing Director	EVP Sustainability and Chief Compliance Officer	Swedish
Per Alfredsson	Director	RVP Supply EMEA	Swedish
Yvonne Bertlin	Director	Chief Financial Officer and Head of Tax Sweden	Swedish
Aina Illiano	Director	PV Science Director	Swedish
Karl Lewenhagen	Director	Trade Union Chairman	Swedish
Oscar Brandin	Deputy Director	Process Operator & Trade Union Chairman	Swedish
Mikael Hansson	Deputy Director	Chairman Unionen AZ Gothenburg	Swedish

The information with respect to the directors and officers of AstraZeneca will be provided by amendment to this Statement, to be filed as soon as reasonably practicable.

CUSIP No. 293614 103	Page 11 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: October 5, 2018	ASTRAZENECA PLC

	By:	/s/ Katie Jackson-Turner
	Name:	Katie Jackson-Turner
	Title:	Authorized Signatory

Date: October 5, 2018	ASTRAZENECA AB

	By:	/s/ Christina Eriksson
	Name:	Christina Eriksson
	Title:	Authorized Signatory

CUSIP No. 293614 103	Page 12 of 16 Pages

EXHIBIT 2

LOCK-UP AGREEMENT

  August 15         , 2018

Entasis Therapeutics Holdings Inc.

35 Gatehouse Drive

Waltham, MA, 02451

Credit Suisse Securities (USA) LLC

BMO Capital Markets Corp.

As Representatives of the Several Underwriters,

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

c/o BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

Ladies and Gentlemen:

As an inducement to the underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering (the “Offering”) will be made that is intended to result in the establishment of a public market for the common stock, par value $0.001 per share, (the “Securities”) of Entasis Therapeutics Holdings Inc., and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified below (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and BMO Capital Markets Corp. (the “Representatives”). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date that is 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Securities during the Lock-Up Period without the prior written consent of the Representatives, provided that (1) in the case of clauses (i) through (vii) below, each donee, transferee or distributee executes and delivers to the Representatives an agreement in form and substance reasonably satisfactory to the Representatives stating that such donee, transferee or distributee is receiving and holding such Securities subject to the provisions of this Agreement and agrees not to sell or offer to sell such Securities, engage in any swap or engage in any other activities restricted under this Agreement except in accordance with this Agreement (as if such donee, transferee or distributee had been an original signatory hereto), (2) in the case of clauses (i) through (vii) below, any such transfer shall not involve a

CUSIP No. 293614 103	Page 13 of 16 Pages

disposition for value, (3) in the case of clauses (i) through (v) below, such transfers are not required to be reported during the Lock-Up Period with the Securities and Exchange Commission (the “SEC”) under Section 16(a) of the Exchange Act, and (4) in each case, the undersigned does not otherwise voluntarily effect any public filing or report with the SEC regarding such transfers (other than a filing on a Form 5 made after the expiration of the Lock-Up Period):

(i) the transfer of Securities as a bona fide gift;

(ii) the transfer of Securities to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member;

(iii) the transfer or dispositions of Securities to any corporation, partnership, limited liability company or other legal entity, all of the beneficial ownership interests of which are held by the undersigned or any Family Member or that controls or is controlled by, or is under common control with, the undersigned or any Family Member;

(iv) if the undersigned is a corporation, partnership, limited liability company or other legal entity, any transfers or distributions of Securities to any stockholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be;

(v) in the case of an investment fund, that is managed by, or is under common management with, the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned), distributions of Securities to partners, members, stockholders or other equityholders of the undersigned;

(vi) the transfer of Securities by operation of law, including pursuant to a domestic order or negotiated divorce settlement;

(vii) the transfer of Securities by will or intestate succession to the legal representative, heir or beneficiary of the undersigned; or

(viii) the disposition of Securities to the Company, or the withholding of Securities by the Company, in a transaction exempt from Section 16(b) of the Exchange Act solely to the extent required for the payment of taxes due with respect to the vesting of options granted under a stock incentive plan as described in the Prospectus, insofar as such options are outstanding as of the date hereof or as of the date of the Prospectus; provided that any underlying equity securities of the Company shall continue to be subject to the restrictions on transfer set forth in this Agreement.

For purposes of this Lock-Up Agreement, a “Family Member” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from (i) exercising an option or other equity award to purchase Securities, as applicable, granted under any of the Company’s current or future equity incentive plans or equity purchase plans described or referred to in the Prospectus (as defined in the Underwriting Agreement); provided that, the underlying Securities, as applicable, shall continue to be subject to the restrictions on transfer set forth in this Agreement; (ii) establishing a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act (“10b5-1 Trading Plan”) or from amending an existing 10b5-1 Trading Plan so long as such 10b5-1 Trading Plan does not authorize, and there are no, sales of Securities and no public disclosure of any such action with respect to a 10b5-1 Trading Plan shall be required or shall be voluntarily made by

CUSIP No. 293614 103	Page 14 of 16 Pages

any person during the Lock-Up Period; (iii) transferring or disposing of Securities acquired in the Offering or acquired on the open market following the Offering, provided that the undersigned is not required to make a filing under the Exchange Act reporting a reduction in beneficial ownership of Securities, other than a filing on Form 13F or pursuant to the annual amendment requirement contained in Rule 13d-2(b) and the requirements contained in Rule 13d-2(d) under the Exchange Act; or (iv) transferring Securities in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s Securities involving a change of control of the Company (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Securities in connection with such transaction, or vote any Securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the provisions of this Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions in this Lock-Up Agreement shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the above-referenced offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Securities, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that during the Lock-Up Period, the Representatives release or waive any prohibition on the transfer of Securities held by any director or executive officer of the Company or any person or entity that beneficially owns 3.0% or more of the outstanding Securities, the same percentage of Ordinary Shares held by the undersigned (i.e., the total number of Ordinary Shares owned by the undersigned on the date of the early release, multiplied by a fraction, the numerator of which shall be the number of Ordinary Shares of the Company initially being granted an early release and the denominator of which shall be the total number of Ordinary Shares of the Company owned by the record or beneficial owner initially being granted an early release on the date thereof) (the “Pro-rata Release”) shall be immediately and fully released, without any further action, on the same terms from any remaining lockup restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event the Representatives release employees of the Company from such lock-up restrictions in an amount less than or equal to $5,000,000 in aggregate value of Ordinary Shares (the value of such Ordinary Shares to be determined based on the closing price on the date that the Ordinary Shares are approved for release). The Representatives shall use reasonable efforts to promptly notify the Company of each such release (provided that the failure to provide such notice shall not give rise to any claim or liability against the Representatives or the Underwriters). The undersigned further acknowledges that the Representatives are under no obligation to inquire into whether, or to ensure that, the Company notifies the undersigned of the delivery by the Representatives on behalf of the Underwriters of any such notice, which is a matter between the undersigned and the Company.

This Lock-Up Agreement (and for the avoidance of doubt, the Lock-Up Period described herein) and related restrictions shall automatically terminate and become null and void upon the earliest to occur, if any, of (i) the Representatives, on behalf of the Underwriters, on the one hand, or the Company, on the other hand, advising the

CUSIP No. 293614 103	Page 15 of 16 Pages

other in writing that they have or it has determined not to proceed with the Offering, (ii) the registration statement with respect to the Offering is withdrawn, (iii) the termination of the Underwriting Agreement (other than the provisions thereof which survive termination) prior to the initial closing date of the sale of the Securities to be sold thereunder or (iv) February 20, 2019, in the event the initial closing of the Securities to be sold under the Underwriting Agreement has not occurred prior to such date. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature page follows]

CUSIP No. 293614 103	Page 16 of 16 Pages

Very truly yours,

IF AN INDIVIDUAL:	IF AN ENTITY:

By:	ASTRAZENECA AB
(duly authorized signature)	(please print complete name of entity)

Name	By:	/s/ Yvonne Bertlin
(please print full name)	(duly authorized signature)

Name: YVONNE BERTLIN, Director
(please print full name)

Address:	Address:

AstraZeneca AB, S-15185 Södertälje, Sweden